UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 0-10449
CUSIP NUMBER: 872916101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TVI Corporation
Full Name of Registrant

Former Name if Applicable

7100 Holladay Tyler Road
Address of Principal Executive Office (Street and Number)

Glenn Dale, MD 20769
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The registrant has filed this Form 12b-25 to notify the Commission that it is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”) by the prescribed date. The principal reason for the delayed filing is that the registrant requires additional time to complete the required financial statements for this period as a result of the registrant’s April 1, 2009 filing of a voluntary petition seeking relief under the provisions of Chapter 11 (“Chapter 11 Cases”) of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Maryland (Greenbelt Division) as previously reported.  Additional information regarding the registrant’s Chapter 11 Cases is set forth in Item 1.03 of the registrant’s Current Report on Form 8-K as filed on April 1, 2009.  Management and its independent registered public accounting firm have been working diligently to complete the financial statements and anticipate, but cannot assure, that the Annual Report will be filed within the time allowed by this extension under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sherri S. Voelkel	(301)	352-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the registrant’s Current Report on Form 8-K, as filed on April 1, 2009, the registrant filed a voluntary petition seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Maryland (Greenbelt Division).  The registrant anticipates that it will report a significant change in results of operations for the fiscal year ended December 31, 2008 due to changes in the valuation of certain assets as a result of the bankruptcy filing and certain other matters reported previously.

TVI Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ Sherri S. Voelkel

Sherri S. Voelkel
Senior Vice President and Chief Financial Officer